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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number  001-33134

YUCHENG TECHNOLOGIES LIMITED
(Translation of registrant’s name into English)

F28 Tower B, Beijing Global Trade Center, 36 North Third Ring Road East, Dongcheng District Beijing, PRC 100013
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________.

This Form 6-K consists of the following exhibits attached hereto:

1.  Yucheng Announces the Addition of Jeffrey R. Williams the Board of Directors

On February 12, 2009, the board of directors of Yucheng appointed Mr. Jeffrey R. Williams to fill the vacancy on the board created by Mr. Yeung's resignation.  Mr. Williams will be an independent director, and will serve on the audit committee of the board of directors.  After the changes, the board will consist of six persons, four of whom are independent directors.

Mr. Williams has over 25 years of experience in China, Hong Kong and Taiwan in the financial services industry.  Mr. Williams currently serves as an independent director and risk management committee chair of China Universal Asset Management Co., a private mutual fund management company located in Shanghai.  Mr. Williams is an advisor to a number of start-up companies, including China Inland Logistics Corp., a company formed to pursue one or more business combinations in China, and Firefly Health, Inc., a company in the United States that provides health information and other services over the Internet.  From December 2004 through February 2006, Mr. Williams was the president of Shenzhen Development Bank, where he served as the first foreign president of a Chinese commercial bank.  He began his banking career with Citibank in Taiwan in 1982, and in 1988 opened Citibank's Shenzhen branch, the first branch of any US bank in China.  He was Taiwan general manager for American Express and later for Standard Chartered.  He served as chairman of the American Chamber of Commerce in Taipei and chairman of Taipei American School.

Mr. Williams received his AB, magna cum laude, from Harvard College and a MBA from Harvard Business School.   He was also a senior fellow at the Harvard University Kennedy School of Government.  In 1979-80, Mr. Williams was a Foreign Expert at Peking University and one of the first Americans to teach at that institution after the resumption of diplomatic relations between China and the United States.  He is 55 years old and fluent in Mandarin Chinese.

Yucheng Technologies Board of Directors also announced that Mr. Chih Cheung will become Chairman Emeritus of Yucheng's board of directors, and Mr. Hong will replace him as Chairman, as agreed during the 2006 merger.  Mr. Cheung will continue to play a formal role and will be more active in shaping Yucheng's strategic initiatives beyond its core business of IT Solutions and Services.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUCHENG TECHNOLOGIES LIMITED

Date: February 12, 2009	By:	/s/ Remington Hu
Name: Remington Hu
Title: Chief Financial Officer

*           Print the name and title under the signature of the signing officer.